NEWS RELEASE

EMX Royalty Announces Second Quarter 2019 Results

Vancouver, British Columbia, August 14, 2019 (TSX Venture: EMX; NYSE American: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to report results for the quarter ended June 30, 2019. The Company's filings for the quarter are available on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission's website at www.sec.gov and on EMX's website at www.EMXroyalty.com. Financial results were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and are expressed in Canadian dollars unless otherwise stated.

HIGHLIGHTS FOR Q2 2019

Financial Update

  Working capital at June 30, 2019 was $83.1 million, with cash comprising $75.5 million.
  EMX had revenue of $1.1 million, loss from operations of $6.7 million, and after-tax loss of $6.7 million. Revenue includes royalty income, optioned property and other property income, interest, and gains on sales of properties and marketable securities. Other items affecting financial results in Q2 include $2.1 million in share-based compensation (including $1.5 million for the fair value of stock options granted estimated using the Black-Scholes option pricing model), $0.2 million in depletion costs, and a foreign exchange loss of $1.5 million.
  Royalty generation costs totaled $3.0 million, not including share-based compensation of $1.2 million and net of recoveries from partners totaling $1.7 million. In addition, partners incurred exploration expenditures totaling approximately $3.6 million that did not flow through to the Company's financial statements.
  General and administrative expenses totaled $1.3 million, which includes $0.4 million in salaries and consultants, $0.3 million in administrative costs, and $0.1 million in investor relations costs.
  Total cash used in operations before changes in non-cash working capital items was $3.2 million.  Changes in non-cash working capital items totaled $3.1 million, of which a significant component was a cash payment of $2.7 million related to IG Copper's 2018 sale of Malmyzh which was released from escrow and received.

Operational Update

  In North America, EMX received approximately $224 thousand in revenue from the sale of 127 gold ounces from the Leeville royalty property in Nevada. Also, in Nevada, the Company added a new partner, Ridgeline Minerals Corporation, through the execution of a purchase agreement for the sale of EMX's Swift and Selena Carlin-style gold projects[1]. In the southwestern U.S., partner funded copper exploration programs continued (Anglo American, South32, and Kennecott), incurring approximately $1 million in exploration expenditures. In addition to organic royalty growth, EMX acquired a significant royalty property portfolio in Alaska's Goodpaster District, essentially surrounding the Pogo high grade gold mine property, in exchange for a $1.0 million equity investment in Millrock Resources Inc., as well as a $350 thousand royalty purchase and $900 thousand equity investment in Corvus Gold Inc.2
  In Scandinavia, partner companies continued to advance EMX's royalty properties, incurring approximately $1.25 million in project and royalty generation costs. EMX added a new partner during Q2, Gold Line Resources ("Gold Line"), by selling thirteen exploration licenses in a deal that included cash payments, equity in Gold Line, advance royalty payments, and a 3% NSR royalty interest in the projects[3]. Summer field programs commenced across Scandinavia, with a variety of sampling, mapping and reconnaissance campaigns. These programs will advance existing projects, including the Gold Line projects, and have already led to the identification of several new projects for acquisition in Norway and Sweden. EMX is a leading explorer and holder of mineral rights in Scandinavia.
  In Turkey, the Company received $636 thousand as royalty and pre-production payments, and held meetings with operating companies to discuss advancement of EMX's royalty properties. The Company also continued discussions with potential partners for EMX's Trab-23 and Alankoy projects.
  In Australia, EMX conducted a reconnaissance drill program at the Kimberley copper project; no further work is planned due to a lack of encouraging results. The operator of the Koonenberry royalty property advanced the project with ongoing drilling and geochemical sampling programs.

1 See EMX news release dated May 30, 2019.

2 See EMX news releases dated April 24, and May 21, 2019.

OUTLOOK

The Company is utilizing its strong balance sheet to further develop its pipeline of royalty and royalty generation mineral properties. EMX ended Q2 with working capital of $83.1 million, including $75.6 million in cash. EMX is continuing to organically generate new royalty properties, while selectively acquiring royalties and making strategic investments. Examples from Q2 that combined royalty acquisition and strategic investment are the Millrock private placement and the Corvus private placement and royalty purchase transactions, both of which provide EMX with equity upside as well as royalty interests in an under-explored, high grade gold district.

EMX continues to see strong industry interest in its royalty generation properties. In Q2, this interest was marked by the sale of the Gold Line licenses in Sweden and the Swift and Selena Carlin-type properties in Nevada, as well as the selection of Copper Basin in Arizona as a Designated Project under the South32 Regional Strategic Alliance. Although Kennecott terminated the Buckhorn Creek agreement in Q2, the project has a number of untested, concealed copper porphyry targets and is again available for partnership. As EMX continues to execute new agreements for the available royalty generation properties, more than $20 million is expected to be spent by partners advancing EMX's portfolio during 2019, principally in Scandinavia and the U.S.

The Company's goal is to sustain its royalty generation, royalty acquisition, and strategic investment activities with positive cash flow, as was realized in 2018. Revenue from the 2018 Malmyzh sale continued in Q2 with the $2.7 million escrow distribution paid to EMX. A second distribution, subject to certain conditions, is due to EMX later in 2019 as remaining funds are released from escrow. The Malmyzh escrow payments more than make-up for lower than expected royalty revenue from the Leeville property this year and highlight the strength of EMX's diversified business model.

The combination of revenue from strategic investments, royalties, advance royalties and other pre-production cash payments has been increasing over time. Continuing into the second half of 2019, EMX is well funded to identify new strategic investment opportunities, while further developing a pipeline of royalty and royalty generation mineral properties that provide multiple opportunities for exploration and production success.

QUALIFIED PERSONS

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on North America.

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey, Scandinavia, and Australia.

3 See EMX news release dated April 4, 2019.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole Scott Close

President and Chief Executive Officer Director of Investor Relations

Phone: (303) 979-6666 Phone: (303) 973-8585

Email: Dave@EMXroyalty.com Email:SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2019 (the "MD&A"), and the most recently filed Form 20-F for the year ended December 31, 2018, actual events may differ materially from current expectations.  More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com